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IMMEDIATE RELEASE

Contact:       Jon Harmon                     Pam Kueber
               (313) 322-3436                 (313) 248-9037

FORD STREAMLINES COMPONENTS BUSINESS AND PRODUCT DEVELOPMENT;
HAGENLOCKER, BOOKER NAMED VICE CHAIRMEN;
NASSER TO FAO PRESIDENT; DEVINE EXECUTIVE VP


     DEARBORN, Mich., Oct. 10 -- Ford Motor Company today announced a series of actions designed to build on progress to date and accelerate the transformation of the company under Ford 2000.

     In an e-mail message to employees, Ford Chairman and Chief Executive Officer Alex Trotman said that the company will streamline its component operations into a single enterprise to make them more competitive in the worldwide automotive components industry. He also said that the company will simplify its product development structure following the planned reduction of vehicle platforms by 50 percent.

     "With these moves, we can build on the momentum of Ford 2000 and accelerate actions required for the company to achieve our quality and cost goals more quickly," Trotman told employees today.

     "We have come a long way since Ford 2000 was announced, but we all recognize we have further to travel," Trotman said. "In 1995, we formed the basic organization for Ford 2000. In 1996, we've gained momentum. In 1997, we must accelerate the actions required to make us even more competitive."
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     Ford will group its components operations in a new organization --
Automotive Products Operations -- and align its senior management accordingly.

     The company also will simplify its Product Development organization further to expedite its efforts to improve quality, reduce costs and enhance its ability to react quickly to changing market conditions and customer demands.

     These alignments are "a natural evolution in the continuing change we are bringing about at Ford to make it the most effective and efficient enterprise we can," said Trotman. "We are separating the automotive components business from Ford Automotive Operations to focus senior management attention on making it more competitive in its own right. I have asked Ed Hagenlocker to take on the crucial assignment of making this happen."

     The management moves include the election of Hagenlocker as a vice chairman of the company. He will oversee an organization that includes automotive components, land development, technical affairs and rental car operations.

     His successor as president - Ford Automotive Operations is Jacques Nasser, who also becomes an executive vice president and chairman, Ford of Europe.

     Wayne Booker also has been elected a vice chairman of the company, with continuing responsibility for business development in growth markets. Booker has led the company's recent drive into China, Southeast Asia and India -- these and other growth markets will become increasingly important to the company in coming years, Trotman said.

     John Devine has been elected an executive vice president and remains chief financial officer.

FORD SIMPLIFIES, STREAMLINES PRODUCT DEVELOPMENT

     Ford's Product Development Group also was newly aligned today with 11 vehicle line directors grouped into three Vehicle Centers. Jim Englehart has been elected group vice president - Product Development, succeeding Nasser. The three Vehicle Centers will be headed by Ford vice presidents Jim Donaldson (Truck), Richard Parry-Jones (Small and Medium Car), and Ken Kohrs (Large and Luxury Car).
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     Neil Ressler remains vice president - Advanced Vehicle Technology, and Jack
Telnack remains vice president - Design. Ford vice president Ken Dabrowski has been named head of Quality and Process Leadership, a new position which combines two present FAO organizations and is designed to add focus to processes that improve quality. Martin Inglis has been elected vice president - Product and Business Strategy.

     "We have been able to simplify and streamline the organizational structure now that we are reducing our vehicle platforms by 50 percent," Trotman said. "Using the 16 vehicle platforms and at the same time increasing the number of derivatives, we can provide a broader array of vehicles for customers in many more markets. This simplified product system will help us intensify efforts to improve quality and lower costs. The winners should be our customers and our shareholders."

NEW AUTOMOTIVE PRODUCTS MANAGEMENT

     Automotive Products Operations will be headed by Charlie Szuluk, who has been elected a group vice president, reporting to Hagenlocker. Szuluk will oversee four major divisions - Automotive Components, Chassis, Electrical and Fuel Handling, and Glass. Bob Womac is elected vice president - Automotive Components Division, succeeding Frank Macher who has decided to retire.

     Also reporting to Hagenlocker will be the Technical Affairs activity led by Ford vice president John McTague. Technical Affairs includes Research, headed by Bill Powers, and Environmental and Safety Engineering, headed by Helen Petrauskas.

    "Increasingly, Ford 2000 has become the way we conduct our normal business, rather than a separate initiative," Trotman continued. "Overall, I'm pleased with our progress so far and I'm grateful for the dedicated efforts of everyone at Ford to change this company and move it forward. We have all worked hard, and together, we have made much progress. Real change is never easy."

     Trotman closed his letter by thanking employees for their dedication and loyalty.
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     Meetings with employees are being held today, tomorrow and next week in a major communications effort to ensure full understanding of the new alignments and appointments.

     All appointments and elections are effective Nov. 1, 1996.


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MEDIA ADVISORY: Ford Chairman Alex Trotman will be available to answer questions about this announcement today at noon, in the media center at Ford's World Headquarters in Dearborn, Mich. Media should park in front of the building; satellite trucks may park along the east entrance.

LISTEN-IN:  Media who cannot attend can call in to a listen-only telephone line,
(313) 390-9053.

PHOTOS: Photographs of the executives listed in this release can be downloaded, at no charge, from the Wieck Photo DataBase. Call (214) 392-0888. The photos, along with additional information about today's announcements, can be found on Ford's media website, available to registered media.

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10-10-96